Exhibit 17(e)

                          ENTERPRISE ACCUMULATION TRUST
                            ATLANTA FINANCIAL CENTER
                      3343 PEACHTREE ROAD, N.E., SUITE 450
                                ATLANTA, GA 30326

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                            IMPORTANT PROXY MATERIALS
                  PLEASE PROVIDE YOUR VOTING INSTRUCTIONS NOW!

                                January 17, 2003

Dear Contractholder:

      We are inviting you to provide voting instructions on certain proposals relating to the management and operation of the Enterprise mutual fund (each, a "Portfolio" and collectively, the "Portfolios") used to provide you benefits under your variable annuity contract and/or variable life insurance policy issued by MONY Life Insurance Company and its affiliate, MONY Life Insurance Company of America. A shareholder meeting of your Portfolio, as well as other Portfolios of Enterprise Accumulation Trust (the "Trust"), is scheduled for February 28, 2003. This package contains information about the proposals and includes materials you will need to provide your voting instructions.

      The proposals would reorganize the Enterprise Mid-Cap Growth Portfolio into the Enterprise Managed Portfolio, the Enterprise Balanced Portfolio into the Enterprise Growth Portfolio, and the Enterprise Emerging Countries Portfolio and the Enterprise Worldwide Growth Portfolio into the Enterprise International Growth Portfolio.

      The Board of Trustees (the "Board") of the Trust has reviewed and approved the proposals and recommended that they be presented to you. The Board weighed a number of factors in reaching their decision regarding the reorganization of these Portfolios, including the compatibility of the investment objectives, the historical investment performance and perceived future prospects, the anticipated reduction of the expense ratios and the potential benefits to the shareholders. Although the Board has determined that the proposals are in your best interest, the final decision is yours.

      To help you understand the proposals, we are including a section that answers commonly asked questions. The accompanying Prospectus and Proxy Statement includes a detailed description about the proposals.

      Please read the enclosed materials carefully and provide your voting instructions. By providing your voting instructions now, you can help avoid additional costs that are incurred with follow-up letters and calls.


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      TO PROVIDE YOUR VOTING INSTRUCTIONS, YOU MAY USE ANY OF THE FOLLOWING
METHODS:

      - BY MAIL. Please complete, date and sign your voting instruction card before mailing it in the enclosed postage-paid envelope.

      - BY INTERNET. Have your voting instruction card available. Go to the web site on the proxy card. Enter your control number from your voting instruction card. Follow the simple instructions found on the web site.

      - BY TELEPHONE. Have your voting instruction card available. Call the toll free number on the proxy card. Enter your control number from your voting instruction card. Follow the simple instructions.

      If you have any questions before submitting your voting instructions, please call 1-800-432-4320. We're glad to help you understand the proposals and assist you. Thank you for your participation.

Sincerely,


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Victor Ugolyn
Chairman, President and Chief Executive Officer


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